Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Choice Hotels International, Inc. and subsidiaries for the registration of its common stock, preferred stock, and debt securities and to the incorporation by reference therein of our reports dated February 27, 2017, with respect to the consolidated financial statements and schedule of Choice Hotels International, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Choice Hotels International, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

March 3, 2017